Exhibit 12

TARGET CORPORATION
Computations of Ratios of Earnings to Fixed Charges and
Ratios of Earnings to Fixed Charges and Preferred Stock Dividends for the
Three Months Ended May 3, 2003 and May 4, 2002
and for the Five Years Ended February 1, 2003

(Millions of Dollars)

	Three Months Ended		Fiscal Year Ended
	May 3, 2003	May 4, 2002	Feb. 1, 2003	Feb. 2, 2002	Feb. 3, 2001	Jan. 29, 2000	Jan. 30, 1999
Ratio of Earnings to Fixed Charges:
Earnings:
Consolidated net earnings	$349	$345	$1,654	$1,368	$1,264	$1,144	$935
Income taxes	214	211	1,022	839	789	725	577

Total earnings	563	556	2,676	2,207	2,053	1,869	1,512

Fixed charges:
Interest expense	145	140	614	519	467	482	465
Interest portion of rental expense	20	16	81	68	77	69	63

Total fixed charges	165	156	695	587	544	551	528

Less:
Capitalized interest	(2)	(3)	(13)	(33)	(31)	(16)	(16)

Fixed charges in earnings	163	153	682	554	513	535	512

Earnings available for fixed charges	$726	$709	$3,358	$2,761	$2,566	$2,404	$2,024

Ratio of earnings to fixed charges	4.40	4.55	4.83	4.70	4.71	4.36	3.83

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends:
Total fixed charges, as above	$165	$156	$695	$587	$544	$551	$528
Dividends on preferred stock (pre-tax basis)	—	—	—	—	—	29	32

Total fixed charges and preferred stock dividends	165	156	695	587	544	580	560

Earnings available for fixed charges and preferred stock dividends	$726	$709	$3,358	$2,761	$2,566	$2,404	$2,024

Ratio of earnings to fixed charges and preferred stock dividends	4.40	4.55	4.83	4.70	4.71	4.15	3.61